[redacted]

SECURITII 08026073
Washington, D.C. 20549

AB 2/20

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BISMARCK CAPITAL, LLC

OFFICIAL USE ONLY
131634
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 FIFTH AVENUE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10151-0099 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN A. SOKOL, CPA 212-269-8628
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOEL E. SAMMET & CO., LLP
(Name – *if individual, state last, first, middle name*)

60 BROAD STREET (Address) NEW YORK (City) NEW YORK (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/22

OATH OR AFFIRMATION

I, Stanford Warshawsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bismarck Capital, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSYCA L SELTZER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SE6164657
Qualified in New York County
My Commission Expires April 30, 2011

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BISMARCK CAPITAL, LLC

DECEMBER 31, 2007

JOEL E. SAMMET & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

BISMARCK CAPITAL, LLC
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (RETIRED)
BERNARD TURNER, CPA (RETIRED)
JEROME S. GRUBIN, CPA
FRANKLIN M. JACOBSON, CPA
STEVEN A. SOKOL, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Managing Member of
Bismarck Capital, LLC

We have audited the accompanying statement of financial condition of Bismarck Capital, LLC as of December 31, 2007, and related statements of income, changes in members' equity and statement of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bismarck Capital, LLC at December 31, 2007, the results of its operations, changes in members' equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by regulations under the Securities Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Joel E. Sammet & Co., LLP

New York, New York
February 1, 2008

60 BROAD STREET, SUITE 3600, NEW YORK, NEW YORK 10004 T:212.269.8628 F:212.809.6185 jes@sammetco.com

BISMARCK CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current Assets	
Cash	$ 235,383
Prepaid rent	10,000
Total current assets	245,383
Other Assets	
Security deposits	10,000
TOTAL ASSETS	$ 255,383

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accounts payable	$ 12,442
TOTAL LIABILITIES	12,442
Members' Equity	
Members capital contributions	950,000
Retained members profits (losses)	(707,059)
TOTAL MEMBERS' EQUITY	242,941
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 255,383

See the Accompanying Independent Auditors' Report and Notes to Financial Statements.

BISMARCK CAPITAL, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2007

INCOME			$	47,000
EXPENSES:				
Rent	$	120,000		
Outside Professional Services		25,145		
Office Expenses		23,948		
Promotional and Travel		15,900		
Charity		1,100		
Communications		1,611		
Insurance		7,333		
Consulting		6,750		
Dues		3,015		
Research		5,224		
Registration and Taxes		97		
TOTAL EXPENSES				210,123
NET LOSS			$	(163,123)

See the Accompanying Independent Auditors' Report and Notes to Financial Statements.

BISMARCK CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Members' Capital	Retained Profits (Loss)	Total
Beginning balance, January 1, 2007	$ 950,000	$ (543,936)	$ 406,064
Contributions	0	0	0
Distributions	0	0	0
Net income (loss) for the year	0	(163,123)	(163,123)
ENDING BALANCE, DECEMBER 31, 2007	$ 950,000	$ (707,059)	$ 242,941

See the Accompanying Independent Auditors' Report and Notes to Financial Statements.

BISMARCK CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows From (Used by) Operating Activities:		
Net loss from operations	$	(163,123)
Changes in current assets and liabilities:		
Accrued expenses		(26,135)
Net cash used by operating activities		(189,258)
Net decrease in cash		(189,258)
Cash, beginning of year		434,641
CASH, END OF YEAR	$	245,383

See the Accompanying Independent Auditors' Report and Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Bismarck Capital LLC is a broker/dealer registered with the National Association of Security Dealers. It does not hold any customer securities nor carry any customer accounts. All customer transactions, if any, are cleared through, and their securities and accounts are carried by, a member firm of the New York Stock Exchange and other major exchanges.

B. The Company maintains its books on the accrued method of accounting for both income tax and financial reporting purposes.

C. The Company is a single member LLC.

NOTE 2 CUSTOMER PROTECTION

The Company is exempt from the Customer Protection Act by virtue of the exemption provided for by SEC Rule 15c3-3(k)(2)(i).

NOTE 3 REGULATORY REQUIREMENTS

The Company is a registered broker-dealer, and accordingly is subject to the Uniform Net Capital Rule 15C3-1 of the Securities and Exchange Commission and the capital rules of the National Association of Securities Dealers. The Company has not elected to use the alternative net capital method. At December 31, 2007 net capital was $222,941. The minimum required net capital was $5,000 leaving an excess net capital of $217,941.

NOTE 4 CUSTODY AND SAFEKEEPING

The Company is not required to conduct quarterly security counts because it is exempt therefrom by the provisions of Regulation 17a-13(a).

NOTE 5 TAXATION

The Company as a single member LLC, does not file any income tax returns.

SUPPLEMENTAL INFORMATION

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (RETIRED)
BERNARD TURNER, CPA (RETIRED)
JEROME S. GRUBIN, CPA
FRANKLIN M. JACOBSON, CPA
STEVEN A. SOKOL, CPA

Board of Directors
Bismarck Capital, LLC

In planning and performing our audit of the financial statements of Bismarck Capital, LLC, for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. The Company is exempt from making quarterly securities examinations and exempt from obtaining and maintaining physical possession because of the exemptions provided by SEC rule 15c-3(k)(2)(B) and Regulation 17a-13(a).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Continued

60 BROAD STREET, SUITE 3600, NEW YORK, NEW YORK 10004 T:212.269.8628 F:212.809.6185 jes@sammetco.com

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

RECOMMENDATIONS

NONE

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joel E. Sammet & Co., LLP

New York, New York
January 15, 2008

BISMARCK CAPITAL, LLC
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2007

Total ownership equity form statement of financial condition	$	242,941
Less: Ownership equity not allowable for net capital		0
Total ownership equity qualified for net capital		242,941
Add: Subordinated liabilities		0
Total capital and allowable subordinated liabilities		242,941
Less: Deductions for non-allowable assets and other charges		
Prepaid assets		10,000
Security deposit		10,000
Total deductions for non-allowable assets and other charges		20,000
Net capital before haircuts on securities positions		222,941
Less: Haircuts on securities positions		0
NET CAPITAL	$	222,941

See the Accompanying Independent Auditors' Report and Notes to Financial Statements.

BISMARCK CAPITAL, LLC
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2007

Minimum net capital required (6.67% of aggregate Indebtedness)	$	830
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two lines)	$	5,000
Excess net capital (net capital less net capital requirement)	$	217,941

COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2007

Total aggregate indebtedness liabilities from statement of financial condition	$	12,442
Percentage of aggregate indebtedness to net capital		5.59%

See the Accompanying Independent Auditors' Report and Notes to Financial Statements.

BISMARCK CAPITAL, LLC
RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2007

Net capital per internal report	$	222,941
NET CAPITAL PER AUDITED REPORT	$	222,941

See the Accompanying Independent Auditors' Report and Notes to Financial Statements.

END